Via Facsimile and U.S. Mail
Mail Stop 6010

February 14, 2008

Mr. Dennis Smith
Chief Financial Officer
Tri-Isthmus Group, Inc.
149 South Barrington Ave., Suite 808
Los Angeles, California   90049

       Re: **Amendment 1 to Item 4.01 Form 8-K**
             Filed February 12, 2008
             File No. 000-30326

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision unnecessary.

Item 4.01 8-K/A

1. Whenever an amendment to an Item 4.01 Form 8-K is filed to add additional disclosure the Form 8-K/A must include all of the disclosures included in the original 8-K, and the additional, new disclosures. Incorporating by reference the original disclosures in the amended Item 4.01 8-K/A is not appropriate. Please amend your filing to include the information disclosed in your original Item 4.01 Form 8-K, filed on February 11, 2008 except for the information disclosed in the second paragraph. The disclosure included in the second paragraph of your original Form 8-K should be replaced by the information disclosed in the second paragraph of your Item 4.01 8-K/A filed on February 12, 2008 as appropriate.

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants in accordance with Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

*   *   *   *

As appropriate, please amend your filing in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant